Exhibit 99.1

MANITOBA

Fiscal and Economic

Update

2018/19 Second Quarter

Honourable Scott Fielding

Minister of Finance

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

SUMMARY NET INCOME

Budget 2018 provided the financial overview of the Government Reporting Entity (GRE) which includes government departments and government business enterprises (such as Manitoba Hydro and Manitoba Public Insurance), and other reporting entities such as health authorities, social service authorities and school divisions.

Manitoba’s summary budget aligns with the accounting standards set by the Public Sector Accounting Board (PSAB) and fully reflects Generally Accepted Accounting Principles (GAAP). The financial information in this report is presented in the same format as the budget.

The 2018/19 Second Quarter Fiscal and Economic Update provides forecasts to fiscal year-end as at September 30, 2018. Consistent with the advice of the Office of the Auditor General, the format for the 2018/19 Second Quarter report has been significantly revised compared to prior years, to improve the accuracy, quality, timeliness, comparability and relevance of the financial information presented.

This report affirms fiscal discipline and accountability to Manitobans on sustainable financial management showing progress toward a balanced budget that is based on Summary results.

Through careful management and steady execution of our promises we are currently forecasting a $3 million positive variance to budget. Eleven of the twelve government departments are expecting to be on or better than their budget results, reflecting strong discipline in executing our plans.

The summary forecast for fiscal year 2018/19 projects a net loss of $(518) million, a $177 million improvement from the prior year loss of $(695) million reflecting steady progress on deficit reduction.

2018/19 SUMMARY

Millions of Dollars

	Forecast As of 2nd Quarter	2018/19 Budget	Change
Revenue	16,798	16,787	11
Expenditure	17,316	17,423	(107)
In-Year Adjustment/Lapse	—	(115)	115

NET INCOME (LOSS)	(518)	(521)	3

Notes:

Budget 2018 included an In-Year Adjustments/Lapse that could be an increase in revenue and/or decrease in expenditures. Through the forecasted increase in revenue and the decrease in expenditure from budget, the In-Year Adjustment/Lapse has been achieved.

Budget figures are adjusted to include allocations from Enabling Appropriations.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

SUMMARY REVENUE

Summary revenue is forecasted at $16.8 billion for fiscal year 2018/19, an improvement of $11 million from Budget. Summary Revenue includes taxation revenue, own source revenue, net income of government reporting entities and federal transfers.

In the second quarter, the Carbon Tax was cancelled because of the Federal Government’s failure to acknowledge and respect the outcomes of the Manitoba carbon tax construct. The Made-in-Manitoba Climate and Green Plan is proceeding without a provincial carbon tax.

The cancellation of the Carbon Tax resulted in a $(143) million reduction in taxation revenue, which has been offset by forecasted improvements in other revenue sources, most significantly strong income tax growth and an increase in projected net income from Government Business Enterprises. The Province still fully intends to prudently manage its financial position and execute on its budget plans, even without the Carbon Tax revenue.

Individual Income Taxes are up $64 million as a result of higher income projections. Corporate Income Taxes are up $12 million, based on revised estimates from Canada.

Net Income of Government Business Enterprises is up $45 million reflecting the latest financial information in their quarterly financial reports.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

SUMMARY REVENUE

Millions of Dollars

UNAUDITED	Forecast As of 2nd Quarter	2018/19 Budget	Change
Income Taxes
Individual Income Tax	3,539	3,475	64
Corporation Income Tax	578	566	12

Subtotal: Income Taxes	4,117	4,041	76

Other Taxes
Carbon Tax	—	143	(143)
Corporations Taxes	323	319	4
Fuel Taxes	346	345	1
Land Transfer Tax	91	89	2
Levy for Health and Education	368	352	16
Retail Sales Tax	2,454	2,464	(10)
Tobacco Tax	224	231	(7)
Other Taxes	13	10	3
Education Property Taxes	847	847	—

Subtotal: Other Taxes	4,666	4,800	(134)

Fees and Other Revenue
Fines and Costs and Other Legal	60	57	3
Minerals and Petroleum	18	13	5
Automobile and Motor Carrier Licences and Fees	155	155	—
Parks: Forestry and Other Conservation	39	34	5
Water Power Rentals	102	111	(9)
Service Fees and Other Miscellaneous Charges	1,619	1,624	(5)
Tuition Fees	344	339	5

Subtotal: Fees and Other Revenue	2,337	2,333	4

Federal Transfers
Equalization	2,037	2,037	—
Canada Health Transfer (CHT)	1,444	1,441	3
Canada Social Transfer (CST)	518	518	—
Shared Cost and Other Transfers	504	500	4

Subtotal: Federal Transfers	4,503	4,496	7

Net Income of Government Business Enterprises	887	842	45

Sinking Funds and Other Earnings	288	275	13

Total Summary Revenue	16,798	16,787	11

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

SUMMARY EXPENDITURES

Summary expenditures is forecasted at $17.3 billion for fiscal year 2018/19 an improvement of $107 million from budget. This includes expenditures from government departments and over 180 other reporting entities including regional health authorities, school divisions, post-secondary institutions, child and family services agencies, Crown corporations and other public sector organizations.

Every department is forecasting to be on or under budget for fiscal year 2018/19 with the exception of Families and Other Appropriations.

Families is currently projecting a $27 million over expenditure primarily related to increased support for the Authorities and Maintenance of Children and Community Living and disABILITY Services programs.

Other Appropriations is projecting a $15 million over expenditure primarily related to unbudgeted emergency expenditures, largely relating to the spring fire season.

Continuing with last year’s momentum, Health is projecting a $(49) million improvement from budget due to the introduction of new processes to facilitate overall improvement to the health financial reporting system and better oversight.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

SUMMARY EXPENDITURES

Millions of Dollars

UNAUDITED	Forecast As of 2nd Quarter	2018/19 Budget	Change
Legislative Assembly	48	49	(1)
Executive Council	5	5	—
Agriculture	363	371	(8)
Civil Service Commission	21	21	—
Education and Training	4,461	4,461	—
Employee Pensions and Other Costs	73	81	(8)
Families	2,174	2,147	27
Finance	352	352	—
Growth, Enterprise and Trade	100	107	(7)
Health, Seniors and Active Living	6,702	6,751	(49)
Indigenous and Northern Relations	34	34	—
Infrastructure	397	402	(5)
Justice	664	670	(6)
Municipal Relations	364	366	(2)
Sport, Culture and Heritage	89	89	—
Sustainable Development	164	164	—
Enabling Appropriations	212	267	(55)
Other Appropriations	67	52	15
Debt Servicing	1,026	1,034	(8)

Total Summary Expenditures	17,316	17,423	(107)

Notes:

Budget figures are adjusted to include allocations from Enabling Appropriations.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

STRATEGIC INFRASTRUCTURE

Manitoba’s government remains committed to spending at least $1 billion annually on strategic infrastructure, sustaining the levels of provincial capital investment in roads and bridges, water management, schools, hospitals and municipal projects.

Overall, 2018/19 investments in Strategic Infrastructure are projected to be $343 million higher than 2017/18 levels.

2018/19 STRATEGIC INFRASTRUCTURE

Millions of Dollars

	Forecast As of 2nd Quarter	2018/19 Budget	Change
Roads, Highways, Bridges and Flood Protection
Highways Infrastructure and Airport Runway Capital	348	355	(7)
Maintenance and Preservation - Highways	136	136	—
Water Related Infrastructure	42	104	(62)
Transportation Equipment and Aircraft	17	17	—
Maintenance and Preservation - Water	12	12	—

Subtotal	555	624	(69)

Health, Education and Housing
Health	265	319	(54)
Education	128	168	(40)
Housing	57	90	(33)

Subtotal	450	577	(127)

Other Provincial Infrastructure
Municipal and Local Infrastructure	164	178	(14)
Public Service Buildings, Equipment and Technology	156	171	(15)
Parks, Cottage and Camping	9	12	(3)

Subtotal	329	361	(32)

Total Strategic Infrastructure	1,334	1,562	(228)

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

SUMMARY NET DEBT

The net debt to GDP ratio is currently forecasted at 34.7%. Net debt is an important indicator of government’s financial position.

Summary net debt represents the difference between the Government Reporting Entity’s total liabilities less financial assets; it reflects residual liability that must be financed by future revenues.

Net debt may grow in absolute terms from time-to-time, as needed investments are made. These investments underpin and support Manitoba’s economic performance. It is important to measure changes in net debt against the growth of the economy as measured by the nominal GDP.

CHANGE IN SUMMARY NET DEBT

Millions of Dollars

	Forecast As of 2nd Quarter	2018/19 Budget		Change
2017/18 Summary Net Debt	24,365	24,553	*	(188)
Net Investment in Tangible Capital Assets	409	571		(162)
Other Comprehensive Income (Loss)	84	—		84
Plus: Projected (Income) Loss for the Year	518	521		(3)

Projected Change in Net Debt	1,011	1,092		(81)

Summary Net Debt	25,376	25,645		(269)

*	Restated to reflect the removal of Workers Compensation Board equity from the Government Reporting Entity

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

ECONOMIC REVIEW AND OUTLOOK

Overview

Economic expansion is moderating largely as expected, but signs are emerging that low resource prices and global trade conflicts are weighing more heavily on the near term outlook.

As was anticipated, completion of some large building projects and recent closures of several base metal mines are lowering Manitoba’s economic growth forecast for 2018 compared to actual growth in 2017.

However, a surprise upside has been the housing market. Despite rising interest rates and tighter mortgage rules, the number of new residential units added in the province could surpass 7,000 again this year, following a 30-year record of over 7,500 units added in 2017. In addition, a significant rebound in exports to the U.S. is supporting strong sales in manufacturing.

Compared to Budget 2018, Manitoba’s economic outlook has been marginally lowered for 2018 and marginally increased for 2019. The current survey shows 1.8% growth both in 2018 and in 2019, compared to 2.5% in 2017.

According to the International Monetary Fund, a steady expansion of global growth continues in 2018 and 2019 with growth projected at 3.7% in both years. This is 0.2% lower for both years than was forecast in April 2018.

The general outlook for global growth includes uncertainty on investment and the impact of various tariffs by the U.S. and other countries.

The U.S. economy has expanded rapidly in recent months, partially driven by income tax cuts and a large fiscal stimulus program. Growth is expected to soften in 2019 due to recently introduced trade measures and slow further in 2020 as fiscal stimulus begins to unwind.

The Canadian economy will be supported by solid growth in both exports and domestic spending. With favourable new tax measures introduced in the federal Fall Economic Statement 2018, businesses are expected to increase capital spending to improve productivity.

The signing of the new United States-Mexico-Canada Agreement (USMCA) is encouraging, because it reduces some trade policy uncertainty.

The large reduction in oil production in Alberta, starting in January 2019, will have a significant impact on the Alberta economy and lower Canadian growth overall. Since the cuts are aimed at lowering swelling inventories, the impact is expected to be mostly concentrated in Alberta.

The impact on Manitoba from the production cuts is expected to be modest, since direct exports to Alberta’s oil and gas sector are a relatively small share of total exports.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

Manitoba Economic Performance

In this Economic Review and Outlook report, annual, quarterly and monthly economic statistics are on a calendar year basis. These statistics are often revised and can change the assessment of economic performance over time.

As commodity prices rebounded from the lows in 2015, consumer prices are increasing at their fastest pace since 2011. Manitoba’s consumer prices are increasing on average by 2.6% in 2018, compared to 1.6% in 2017. This is above the national rate of 2.4%. Rising costs for transportation, alcohol and tobacco, and shelter are lifting overall prices in Manitoba. Costs for household operations and furnishings have declined in the first ten months of the year compared to the same period last year.

Manitoba’s employment level accelerated in the first three quarters of 2017, but has since remained stable at a record level. As a result, the year-to-date growth has slowed to 0.5% in 2018 following 1.7% in 2017.

The solid pace of job creation in 2017 led to a large increase in new entrants joining the labour market, as well as an increase in the unemployment rate. With the pace of job creation moderating in 2018, the labour force contracted, and thereby lowered the unemployment rate to 5.9% in the third quarter from 6.2% in the second quarter.

Industrial wage growth in Manitoba has strengthened. On a year-to-date basis, average weekly earnings are up to 2.9% in 2018 compared to 2.5% in 2017. This is the highest increase since 2014. The growth is broad based among industries with the service sector leading with a 3.0% increase.

Retail sales for Manitoba in 2017 were revised and found to be significantly higher than were reported during the year. Reported retail sales in 2018 are currently increasing at a modest pace, similar to that of 2017, pre-revision.

Since the first quarter of 2017, quarterly retail sales are averaging well above $5.0 billion. The largest contributors are motor vehicle and parts dealers and food and beverage stores, both averaging over $1.0 billion in

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

As interprovincial and international demand conditions improved in late 2016, manufacturing sales surged by 6.7% in 2017 and are up by 5.9% in the first nine months of 2018.

Sales are up in most manufacturing sub-industries, and were led by fabricated metals, chemicals, food products, electrical products and transportation equipment. Only primary metal sales are down on a year-to-date basis in 2018.

Associated with strong manufacturing sales, Manitoba’s international merchandise exports increased by 12.1% in the first nine months of 2018. Supported by a large increase in sales of pharmaceutical products and a rebound in oil sales, exports to the U.S. are up by 21.8%.

A sharp decline in sales of soya beans to China has reduced overall exports to non-U.S. markets by 6.7% in the first nine months of the year.

Investment from Manitoba Hydro’s capital spending program coupled with a near record level of housing starts is supporting strong growth in capital investment in Manitoba.

According to Statistics Canada, private sector capital spending is expected to increase by 6.5% in 2018, the highest among provinces, following 6.2% growth in 2017. Capital spending in manufacturing is expected to reach a record $728 million in 2018.

Larger ongoing and planned manufacturing capital projects include investment at Hylife (modernizing and expanding its integrated pork production and processing system), Simplot (more than doubling its processing capacity for frozen french fries), and Roquette (constructing the world’s largest pea-protein processing facility).

Strong economic and demographic fundamentals and one-time factors resulted in a sharp increase in construction of new residential properties in 2017. Total housing starts jumped to 7,501 units, the highest level since 1987. There were 4,112 apartment units constructed in 2017, the highest level since 1979.

In 2018, new construction is unexpectedly strong, with almost 5,500 residential units started in the first nine months of the year. Depending on the fourth quarter, new starts could come in close to 7,000 units again this year.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

Housing is expected to remain solid over the next two years, with Canada Mortgage Housing Corporation calling for 6,750 units in 2019 and 6,950 units in 2020.

As a result of market conditions, depletion of reserves, and federal environmental regulations, only three major mines are currently in operation in Manitoba: Lalor Mine and 777 Mine operated by Hudbay; Thompson Mine (T1, T3, and 1-D) operated by Vale Canada Ltd.

Recent production closures include Vale Canada’s Birchtree Mine, Hudbay’s Reed Mine, and Klondex Mine’s Rice Lake Mine.

Birchtree Mine and Rice Lake Mine were placed under care and maintenance. Reed

Mine was always intended as a short life mine, and was permanently shut down.

With positive feasibility studies, a number of other projects are under development, including Alamos Gold’s Lynn Lake Project and Minnova Corporation’s PL Mine (formerly Puffy Lake Mine). Mineral exploration expenditure has also rebounded in 2018, up 45% to $55 million.

In agriculture, preliminary estimates show a smaller harvest for most crops in 2018. However, the volumes are still relatively high from a historical perspective.

Compared to 2017, production for barley (12.8%) and grain corn (10.9%) increased while production for soybeans (15.3%), oats (15.0%), wheat (2.8%), and canola (0.6%) decreased.

For the first three quarters of 2018, farm cash receipts are ahead of last year’s record pace by 1.7%. Receipts for crops are estimated at $3.30 billion (up 3.6%) while livestock is holding steady at $1.65 billion.

The third quarter estimate for agriculture program payments declined to $104 million from the already low level of $131 million for the first nine months of 2017.

Manitoba Outlook at a Glance

(per cent change unless noted)

	2017	2018f	2019f
Gross Domestic Product
Real	2.5	1.8	1.8
Nominal	4.5	3.8	3.8
Employment	1.7	0.5	0.8
Unemployment Rate (%)	6.1	5.9	5.7
Consumer Price Index	1.6	2.6	2.0
Population	1.5	1.2	1.4

f – Forecast

Sources: Statistics Canada, Manitoba Bureau of Statistics and Manitoba Finance Survey of Economic Forecasts (2018f – 2019f)

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

Appendix I

2018/19 VOTED EXPENDITURE BY DEPARTMENT

Thousands of Dollars

UNAUDITED	Forecast as of 2nd Quarter	2018/19 Budget[1]
Legislative Assembly	49,207	49,955
Executive Council	5,051	5,051
Agriculture	187,049	187,049
Civil Service Commission	21,702	21,702
Education and Training	2,801,408	2,804,334
Employee Pensions and Other Costs	21,375	21,913
Families	2,081,058	2,068,688
Finance	265,576	268,090
Growth, Enterprise and Trade	73,135	78,909
Health, Seniors and Active Living	6,125,561	6,160,360
Indigenous and Northern Relations	30,659	31,276
Infrastructure	641,406	644,046
Justice	647,437	655,577
Municipal Relations	357,775	359,357
Sport, Culture and Heritage	87,370	87,645
Sustainable Development	166,270	166,700
Enabling Appropriations	212,229	266,878
Other Appropriations	66,817	52,300
Debt Servicing	220,000	240,000

Total Expenditure	14,061,085	14,169,830

Notes:

1.	Budget figures are adjusted to include allocations from Enabling Appropriations.

PROVINCE OF MANITOBA	2018/19 SECOND QUARTER

Appendix II

2018/19 VOTED CAPITAL INVESTMENT BY DEPARTMENT

Thousands of Dollars

UNAUDITED	Forecast as of 2nd Quarter	2018/19 Budget
Agriculture	1,878	1,878
Families	1,187	754
Finance	45,766	63,000
Health, Seniors and Active Living	2,667	2,667
Infrastructure	406,901	475,787
Justice	3,090	3,090
Sport, Culture and Heritage	151	151
Sustainable Development	11,774	14,465
Internal Service Adjustments	97,584	97,584

Total Capital Investment	570,998	659,376